FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                01 December 2005


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  01 December 2005





                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Holding(s) in Company released on 04 November 2005

2.                          Director Declaration released on 04 November 2005

3.                          Eye deal released on 10 November 2005

4.                          Holding(s) in Company released on 15 November 2005

Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Legal & General Group Plc



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Legal & General Group Plc



5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


Not known



8. Percentage of issued class


Not known



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known





11. Date company informed


4 November 2005



12. Total holding following this notification


33,756,835



13. Total percentage holding of issued class following this notification


2.98%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


4 November 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 2

Information required on the Appointment of a New Director:
Chumpol NaLamlieng ("the Director")



1. Details of all directorships held by the Director in any other publicly quoted company at any time in the previous five years, indicating dates of retirement or resignation where applicable.




Current Directorships:           President and Director, Siam Cement Public Co.,
                                  Ltd.

                                 Chairman, Singapore Telecommunications Ltd.


Past Directorships:              Chairman, Phoenix Pulp and Paper Public Co.,
                                 Ltd. (Retired - January 2005))


                                 Chairman, Siam Pulp and Paper Public Co. Ltd. (Retired - July 2003)


                                 Director, SembCorp Industries Co., Ltd.
                                 (Retired - July 2003)





2. Details of any unspent convictions in relation to indictable offences.

-None-



3. Details of any bankruptcies or individual voluntary arrangements of the Director.

-None-



4. Details of any receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the Director was an executive director at the time of, or within the 12 months preceding, such events.

            -None-



5. Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the Director was a partner at the time of, or within the 12 months preceding, such event.

-None-





6. Details of receiverships of any asset of the Director or of any partnership of which the Director was a partner at the time of, or within the 12 months preceding, such event.

            -None-





7. Details of any public criticisms of the Director by any statutory or regulatory authorities (including designated professional bodies) and whether the Director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

-None-





Chumpol NaLamlieng:  Interests in the securities of British Airways Plc




1.     Ordinary shares                                                   NIL

2.     Ordinary shares subject to restrictions:                          NIL

3.     Ordinary Share Options (Nil paid for grant):                      NIL

4.     Savings Related Share Option Schemes:                             NIL

5.     Conditional Ordinary Share Options:                               NIL

Exhibit No. 3

EYE DEAL



British Airways and The Tussauds Group today (Thursday November10) signed a memorandum of understanding (MoU) which paves the way towards securing the long term future of the British Airways London Eye.



British Airways will sell its entire interests in the Eye including its one third share and its outstanding loan to the company for GBP95 million. The airline plans to continue its brand association with the attraction by extending its franchise agreement.



Martin George, British Airways' commercial director said: "I am delighted that we have reached an agreement that paves the way towards securing the future of the Eye for generations to come. British Airways has supported the Eye for nearly a decade and will continue to do so with the extension of its franchise agreement.



"The deal will also enable us to continue to strengthen our balance sheet and focus on our core business.



"Tussauds has proven experience as the operator of the Eye and since its launch in 2000 has helped make the Eye the most popular paid for attraction in London. The company is committed to the future development and success of the Eye for the benefit of the consumer and London's GBP6.6 billion tourism industry."



Peter Phillipson, chief executive of The Tussauds Group said: "It has been everyone's objective to create a financially secure and long-term future for the London Eye and this deal will achieve this.



"We believe that we have the operational experience through our city centre attractions such as Madame Tussauds; theme parks like Thorpe Park; and national historic treasures like Warwick Castle to continue to develop The Eye as an icon that London and Londoners can remain proud of.



"We are extremely excited about the prospect of taking the Eye forward and developing this great cultural attraction. We plan to invest GBP50 million in the attraction over the next five years."

                                      ends

November 10, 2005
126/KG/05



Notes to editors:



At 135metres high, the BA London Eye is the world's largest observation wheel. Since it opened in 2000, it has attracted 18 million visitors.



The Eye has three equal shareholders: British Airways, The Tussauds Group and Marks Barfield Architects.



The Eye was conceived and designed by Marks Barfield Architects and has won over 40 awards for national and international tourism, outstanding architectural quality and engineering achievement, including the People's Choice award in 2001 and 2002.



British Airways became involved in the London Eye in 1996. The attraction was the centrepiece of the millennium eve celebrations.



Attached to the MoU is an exclusivity agreement. The book value of the debt is currently GBP175.2 million.

Exhibit No. 4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Legal & General Group Plc



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Legal & General Group Plc



5. Number of shares / amount of stock acquired


846,083



6. Percentage of issued class


0.07%



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known





11. Date company informed


14 November 2005



12. Total holding following this notification


34,602,918



13. Total percentage holding of issued class following this notification


3.05%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


15 November 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.